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                                                                 EXHIBIT (a) (5)


                        [Letterhead of Bird Corporation]

                                  NEWS RELEASE

BIRD CORPORATION                                       CERTAINTEED CORPORATION
1077 PLEASANT STREET                                   750 EAST SWEDESFORD ROAD
NORWOOD, MA 02062-6714                                 VALLEY FORGE, PA 19482
CONTACT: R. C. MALOOF                                  CONTACT: DOROTHY C.
         F. S. ANTHONY                                          WACKERMAN
PHONE:  (203) 651-0656                                 PHONE:  (610) 341-7428

FOR IMMEDIATE RELEASE:

                     BIRD CORPORATION AGREES TO BE ACQUIRED
                          BY CERTAINTEED CORPORATION,
                   A SUBSIDIARY OF COMPAGNIE DE SAINT-GOBAIN

                   CASH TENDER OFFER TO BE FOLLOWED BY MERGER

January 13, 1998--Norwood, MA--Bird Corporation (NASDAQ:BIRD)--The Board of Directors of Bird Corporation and CertainTeed Corporation, a subsidiary of Compagnie de Saint-Gobain (Paris, France), today jointly announced the signing of a definitive agreement providing for CertainTeed to acquire all of Bird's outstanding common, preferred and preference shares in a two-step merger transaction. The first step will be an all cash tender offer to purchase all outstanding shares of Bird's common stock for $5.50 per share and Bird's $1.85 cumulative convertible preference stock for $20 per share (which amount shall not be adjusted for any accrued and unpaid dividends thereon as of the expiration of the offer). In anticipation of the cash tender offer, Bird will not declare or pay any dividend on the preference stock on February 15, 1998, the next scheduled dividend payment date. The directors of Bird have agreed to tender their shares of common stock and preference stock to CertainTeed. Such shares represent approximately 40% of the common stock and 15% of the preference stock outstanding. As of December 31, 1997, there were approximately 4.2 million shares of Bird common stock outstanding and approximately 814,000 shares of Bird preference stock outstanding.

The cash tender offer will commence by Tuesday, January 20, 1998 and will be scheduled to expire 20 business days later. Although the offer is subject to certain regulatory approvals and other customary conditions, it is expected to be completed in the middle of February 1998. The transaction is not subject to financing. Bird's Board of Directors has received a fairness opinion from Lehman Brothers, its investment banker, regarding the acquisition by CertainTeed.
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The second step of the transaction will be a merger of a subsidiary of
CertainTeed into Bird. As a result, CertainTeed will acquire all shares of common stock not purchased in the offer for $5.50 per share and all outstanding $1.85 cumulative convertible preference stock not purchased in the offer for $20 per share (which amount shall not be adjusted for any accrued and unpaid dividends thereon as of the effective date of the merger). In addition, after the merger CertainTeed will redeem at its liquidation preference all outstanding shares of 5% cumulative preferred stock for $110.00 per share. The redemption of the preferred stock will include any previously accrued but unpaid dividends. In anticipation of such redemption, Bird will not declare or pay any dividend on the cumulative preferred stock on March 1, 1998, the next scheduled dividend payment date. Assuming consummation of the offer, the merger is anticipated to be completed early in the second quarter following distribution of proxy materials to Bird's shareholders and approval at a special meeting. The total consideration for the transaction is approximately $40 million, including common and preferred equity but excluding assumed indebtedness.

Commenting on today's announcement, Richard C. Maloof, Bird's President, stated that, "Bird has enjoyed a rich and innovative history since its founding over 200 years ago. However, it became apparent that greater progress could be made if Bird became part of a larger, financially strong organization with similar goals and philosophies. The agreement reached with CertainTeed is the culmination of negotiations with prospective candidates and meets our criteria. There is an excellent fit between our organizations, as we are both producers of high quality asphalt roofing products. Integrating Bird's resources with CertainTeed will strengthen our core manufacturing operations.

Bird Corporation, founded in 1795, is primarily a manufacturer of asphalt shingles and roll-roofing goods with annual sales of more than $50 million.

CertainTeed Corporation, headquartered in Valley Forge, Pennsylvania, is a leading producer of fiber glass products (insulation and reinforcements) and building materials (roofing, ventilation products, vinyl siding and windows, vinyl fence and railing and piping products).